Exhibit 6.10

September 12, 2016

Delivered via E-mail

Ira Hernowitz

c/o ira@kindara.com

Re:	Employment Agreement

Dear Ira:

As a condition of your continued employment with Kindara, Inc. (hereinafter “we” or “us” or the “Company”), we ask that you sign and return this employment agreement (the “Agreement”), which sets forth certain terms and conditions of your employment with the Company. This Agreement constitutes the entire agreement as to your employment by the Company, and supersedes any prior or contemporaneous agreements or understandings, either written or oral.

In consideration of the continued employment to be provided to you by the Company, and the covenants and agreements contained herein, you agree to the following:

1.                  Position. The Company agrees to employ you in the position of Chief Executive Officer with the responsibilities normally associated with that position, which term began as of ____________ (the “Start Date”). You shall also maintain your appointment to the Board of Directors and continue to serve in that role so long as you continue to serve in accordance with the Bylaws. During your employment with the Company, you agree to devote substantially all of your business time and energies to the Company, and affairs of the Company, and not to undertake any other employment from any person or entity without the prior written consent of the Board of Directors of the Company. You may continue in your role as a member of the Board of Directors of the companies listed on Exhibit A.

2.                  Starting Date/ At-Will Nature of Relationship. If you accept this offer, your employment with the Company will deemed to have begun as of the Start Date. As of that date, your existing Consulting Agreement with the Company (the “Consulting Agreement”) shall be deemed terminated (except those provisions that survive per the terms thereof). No provision of this Agreement or any attachment hereto shall be construed to create an express or implied employment contract, or a promise of employment for any specific period of time. Your employment with the Company is on an at-will basis, which means either you or the Company may terminate the employment relationship at any time for any reason with or without advance notice.

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3.                  Compensation, Benefits and Equity.

a.                   Base Salary: Your initial base pay (“Base Salary”) shall be at an annualized rate of $175,000. In all cases, your Base Salary and other compensation paid to you shall be less customary deductions for federal and state taxes and the like and will be payable in accordance with the Company’s standard payroll practices. Such base salary may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

b.                  Stock Grant: As stated in the Consulting Agreement, you shall be granted an option under the Company’s stock incentive plan (the “Plan”), to purchase 2,515,502 shares of the Company’s common stock equaling, which equals approximately 12% of the outstanding shares of the Company, on a fully diluted basis, prior to the most recent Series Seed II financing (the “Option”). The Option shall vest as follows: 1/48 of the shares granted under the Option vested as of the closing of a financing of the Company in excess of 500,000 (the “Bridge Financing”), which has already occurred. Thereafter, the remaining shares granted under the Option shall vest in equal quarterly increments over a period of 4 years; provided, however, in the event that the Company closes an equity financing, not including the Bridge Financing, in excess of $3,000,000 (the “Qualified Financing”), 15% of the shares granted under the Option shall accelerate and be deemed vested with the remaining unvested shares vesting in equal increments over the remaining quarters of the 4 year vesting period (but in no case shall more than 100% be deemed vested). In addition, immediately prior to the closing of an acquisition, fifty percent (50%) of the shares under the Option that are not vested shares as of such closing shall accelerate and be deemed vested. Thereafter, the remaining unvested shares shall continue to vest on a quarterly basis in increments equal to the quarterly vesting amounts set forth above until fully vested. In the case where the your relationship with the Company is terminated by the Company (which shall include any successor entity for purposes hereof) within one (1) year following an acquisition either without Cause (as defined below) or by you for Good Reason (as defined in below), any shares that are not yet vested shares shall accelerate and be deemed vested. The option shall have an exercise price equal to the fair market value at the time the stock option is approved by the Board of Directors. We expect that the exercise price (and the grant) shall be set (and the grant shall be approved) upon the completion of a third party valuation. The stock option shall be subject to the terms of the Plan and a stock option agreement to be entered into between Consultant and the Company. In addition, in accordance with the terms of the stock option agreement, the Company shall retain a right of first refusal to purchase any shares issued upon exercise of the option that Consultant wishes to transfer to a third party.

c.                   Benefits: In addition to your compensation, you may have the opportunity to take advantage of various Company benefit plans offered to employees from time to time. As you know, any such benefits may be modified or changed from time to time at the sole discretion of the Company.

4.                  Severance

a.                   If your employment is terminated by the Company without Cause or by you for Good Reason (each as described below) at any time on or after a Qualified Financing, subject to the terms hereunder, the Company will provide you with the following: (i) after a Qualified Financing, but prior to the closing of one of more financing in excess of $5,000,000 (“Institutional Financing”), an amount equal to your monthly base pay (calculated at the time of termination) for a period of three (3) months; and (ii) after an Institutional Financing, an amount equal to your monthly base pay (calculated at the time of termination) for a period of six (6) months (collectively, the “Severance Payment”). Each Severance Payment shall be paid in accordance with the Company’s usual payroll practices, minus customary deductions for federal and state taxes and the like.

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b.                  To receive the Severance Payment provided above, you must deliver to the Company a separation agreement and general release of claims in the form the Company provides to terminated employees which is reasonably acceptable to you (which shall include, without limitation, releasing all releasable claims other than to accrued but unpaid salary and bonus, accrued but unpaid vacation, business expenses, rights under benefit plans (except those that continue by law), any rights to indemnification and contribution, your rights above under Performance Equity, and setting forth reasonable obligations to cooperate with the Company) which agreement and release must become irrevocable within 60 days (or such earlier date as the release provides) following the date of your termination of employment. The Severance Payment shall commence in the first regular payroll beginning after the release becomes effective; provided, however, that if the last day of the 60 day period for an effective release falls in the calendar year following the year of your date of termination, the severance payments will be paid or begin no earlier than January 1 of such subsequent calendar year.

c.                   For purposes of this Agreement, “Cause” shall mean: (i) your conviction of, or the entry of a pleading of guilty or nolo contendre by you to, any crime involving moral turpitude or any felony, (ii) your material dishonesty, gross negligence or misconduct in the performance of your duties to the Company which has resulted or is likely to result in material damage to the Company, (iii) the commission by you of an act of fraud or embezzlement against the Company, (iv) your failure to follow reasonable and lawful written instructions or policies of the Company or as directed by the Board of Directors of the Company, if such failure causes material damage to the Company, or (v) a material breach by you of any material provision of the terms of this Agreement, the Proprietary Information and Invention Assignment Agreement between you and the Company, or any other written agreement between you and the Company, if such breach causes material damage to the Company; provided, however, that Cause under subsections (iv) and (v) hereof shall be deemed to exist only where such breach is not cured within 30 days after delivery to you by the Company of written notice of such breach. With respect to any such determination, the Board of Directors will act fairly and in good faith and will give you an opportunity to appear and be heard at a meeting of the Board of Directors and present evidence on your behalf.

d.                  For purposes of this Agreement, “Good Reason” shall mean, without your prior written consent, the following: (i) a change in the principal location at which you are required to provide services to the Company to more than 20 miles from Boston, Massachusetts, or (ii) a reduction of your title, duties, authority, reporting status or responsibilities with the Company, which causes your position with the Company to become of less responsibility or authority than your position as of immediately following the commencement of your employment with the Company.

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5.                  Your Certifications To The Company.

a.                   As a condition of your employment, you certify to the Company that you are free to enter into and fully perform the duties of your position and that you are not subject to any employment, confidentiality, non-competition or other agreement that would restrict your performance for the Company. You further certify that your signing this Agreement of employment does not violate any order, judgment or injunction applicable to you, or conflict with or breach any agreement to which you are a party or by which you are bound. If you are subject to any such agreement or order, please forward it to the Company, along with a copy of this Agreement.

b.                  Additionally, as a condition of your employment, you certify that you will not divulge to or use for the benefit of the Company any trade secret or confidential or proprietary information of any previous employer. By accepting employment with the Company, you affirm that you have not divulged or used any such information for the benefit of the Company, and that you have not and will not misappropriate any such information from any former employer.

c.                   As a condition of your employment, you also certify that all facts you have presented to the Company are accurate and true. This includes, but is not limited to, all oral and written statements you have made (including those pertaining to your education, training, qualifications, licensing and prior work experience) on any job application, resume or c.v., or in any interview or discussion with the Company.

6.                  Before You Start. Your employment with the Company is conditioned on your eligibility to work in the United States. On your first day, you must complete an I-9 Form and provide us with any of the accepted forms of identification specified on the I-9 Form. A copy of an I-9 Form is enclosed for your information.

7.                  Confidentiality and Work Product. The Company considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. Accordingly, you will be required to sign and return an agreement relating to confidentiality and work product on or before your first day of work, as a condition of this offer of employment (the “Proprietary Information and Invention Assignment Agreement”). A copy of this agreement is attached hereto as Exhibit B.

8.                  Miscellaneous.

(a)       This letter constitutes our entire offer regarding the terms and conditions of your prospective employment with the Company. It supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment.

(b)       The terms of your employment shall be governed by the law of Delaware. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment (whether voluntary or involuntary) from the Company, shall be resolved in a court of competent jurisdiction in Delaware by a judge alone, and you waive and forever renounce your right to a trial before a civil jury.

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(c)       The terms and provisions of this offer of employment may be modified or amended only by written agreement executed by both parties. The terms and provisions of this offer of employment may be waived, or consent for the departure from its terms granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this offer of employment, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. As this offer is personal to you, you may not assign your rights and obligations under this offer. All statements, representations, warranties, covenants and agreements in this offer of employment shall be binding on the parties, and shall inure to the benefit of any successors and/or permitted assigns of the parties.

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You may accept this offer of employment and the terms and conditions hereof by signing the enclosed additional copy of this letter. The parties may sign and deliver this letter electronically and in counterparts. Your signature on the copy of this letter and your submission of the signed copy to me will evidence your agreement with the terms and conditions set forth herein. This offer will expire on five (5) days from the date set forth above, unless accepted by you or revoked by the Company prior to such date by directing the signed offer letter to the attention of the Company.

Sincerely,

David Balter
Director, Kindara, Inc.

Acknowledged And Agreed:

(sign here)

Ira Hernowitz
Print Name

Address

Date

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Exhibit A

Existing Board Roles

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